UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM U-3A-2

                                                               File No. 69-198



Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                          CENTRAL MAINE POWER COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Central Maine Power Company (Central Maine) is a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336.

     Central Maine is principally engaged in the generation, transmission, distribution and sale of electric energy in the State of Maine, and serves more than 521,000 customers in southern and central Maine.

     Central Securities Corporation (Central Securities), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its office at 83 Edison Drive, Augusta, Maine 04336. The business of Central Securities is limited to the ownership of certain real estate within Central Maine's service area.

     Cumberland Securities Corporation (Cumberland Securities), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its office at 83 Edison Drive, Augusta, Maine 04336. The business of Cumberland Securities is limited to the ownership of certain real estate within Central Maine's service area.

     Kennebec Water Power Company (Kennebec Water Power) is a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336. Central Maine owns a 24.8% voting interest in Kennebec Water Power, whose business is to regulate and improve the flow of the Kennebec River. Kennebec Water Power owns storage dams at the East and West Outlets of Moosehead Lake in Maine.

     The Union Water-Power Company (Union Water-Power), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 150 Main Street, Lewiston, Maine 04240. The business of Union Water-Power is to own storage reservoirs and dams on the headwaters of the Androscoggin River, and dams and canals on the Androscoggin River in Lewiston, where it sells water for power, as well as to provide real estate management and other related services to Central Maine. Effective January 1, 1995, Union Water-Power, through a joint operating agreement with Kennebec Water Power, assumed a large part of Kennebec Water Power's river-flow responsibilities with respect to the Kennebec River. Union Water-Power also provides utility facilities locating services for contracting parties and does business as a modular housing dealer. In addition, Union Water-Power has leased one of its dam sites to an unaffiliated party which has developed on the site a "qualifying facility" exempt from the Public Utility Holding Company Act of 1935 under Rule 292.602 of the Federal Energy Regulatory Commission promulgated pursuant to Section 210 of the Public Utility Regulatory Policies Act of 1978 (PURPA).

     Union Water-Power also owns 25% of the voting stock of Androscoggin Reservoir Company (Androscoggin), a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336. The business of Androscoggin is to own a storage reservoir and dam on the headwaters of the Androscoggin River. Androscoggin has leased its dam site to an unaffiliated party which has similarly developed on the site a "qualifying facility" exempt under PURPA.

     Kennebec Hydro Resources, Inc. (Kennebec Hydro), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336. Kennebec Hydro is the general partner and owns a 50% interest in The Merimil Limited Partnership, which owns a "qualifying facility" under PURPA, with otherwise unaffiliated limited partners.

     Maine Yankee Atomic Power Company (Maine Yankee) is a Maine corporation with its principal office at 329 Bath Road, Brunswick, Maine 04011, formed for the purpose of constructing, owning and operating a nuclear electric generating plant at Wiscasset, Maine. Central Maine owns 38% of the common stock of Maine Yankee. The New England utility company sponsors are obligated under power contracts to purchase the entire output of the plant.

     Maine Electric Power Company, Inc. (MEPCo.) is a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336, which owns and operates a 345-KV transmission interconnection between Wiscasset, Maine and the Maine-New Brunswick international border at Orient, Maine, where its lines connect with the portion of the interconnection constructed in the province of New Brunswick, Canada, by The New Brunswick Power Corporation. Central Maine owns 78.3% of MEPCo.'s common stock. The remaining voting stock of MEPCo. is owned by two other Maine electric utility companies which, with Central Maine and other New England utility companies, participate in the purchase and sale of power through power purchase agreements with New Brunswick. MEPCo. also owns and operates certain equipment, including microwave communication facilities, in connection with the Hydro-Quebec Phase II (Phase II) project described in the next paragraph hereof.

     NORVARCO, a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336. NORVARCO is one of two general partners with 50% interests in Chester SVC Partnership, a general partnership with its principal office at 83 Edison Drive, Augusta, Maine 04336, which owns a static var compensator facility (the SVC Facility) located in Chester, Maine, adjacent to MEPCo.'s 345-KV transmission interconnection with New Brunswick, Canada. The SVC Facility provides necessary transmission system reinforcements which support the Phase II transmission line expansion constructed for New England Hydro-Transmission Corporation in New Hampshire and which allow the Phase II facilities to operate at their maximum capability while MEPCo. continues to maintain the full operating capability of its interconnection with New Brunswick.

     Gulf Island Pond Oxygenation Project (Gulf Island) is a Maine general partnership with its principal office at 83 Edison Drive, Augusta, Maine 04336, whose business is to operate and maintain an oxygenation facility at Gulf Island Pond on the Androscoggin River in Greene, Maine. Central Maine holds a 14% interest in the partnership.

     CMP International Consultants (CMP International), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 1 Grandview Place, Winthrop, Maine 04364. The business of CMP
International is to provide consulting, research, information, training and project management services to foreign and domestic utilities and government agencies in various aspects of utility operations and utility support services, and engineering and environmental services.

     Aroostook Valley Electric Company (AVEC), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at Cheney Grove Road, Fort Fairfield, Maine 04742. The business of AVEC is to own and operate a 32 megawatt wood-fired generating plant in Fort Fairfield, Maine, the output of which is sold to Central Maine.

     MaineCom Services (MaineCom), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 41 Anthony Avenue, Augusta, Maine 04330. The business of MaineCom is to provide telecommunications services to unrelated third parties and to Central Maine. MaineCom holds a 86.187% voting interest in FiveCom, Inc. MaineCom also holds a 66.67% voting interest in FiveCom Maine LLC and a 40% voting interest in New England Fiber Communications LLC. FiveCom, Inc. holds a 88.76% voting interest in FiveCom LLC, which holds a 33.33% voting interest in FiveCom Maine LLC and a 60% voting interest in NECOM LLC. All of the above mentioned Companies are in the business of developing telecommunications facilities in the New England states.

     TeleSmart, a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 81 Leighton Road, Augusta, Maine 04330. The business of TeleSmart is to provide customer contact management services, including collection and related services, to unrelated third parties and to Central Maine.

     Central Securities, Cumberland Securities, Kennebec Water Power, Union Water-Power, Androscoggin, Kennebec Hydro, Gulf Island, CMP International, MaineCom and TeleSmart are not public utilities.

     Yankee Atomic Electric Company (Yankee Atomic), Connecticut Yankee Atomic Power Company (Connecticut Yankee) and Vermont Yankee Nuclear Power Corporation, corporations which own nuclear generating facilities, are not subsidiaries of Central Maine, as Central Maine owns, and expects to continue to own, less than 10% of the voting stock of each company. On February 26, 1992, the Board of Directors of Yankee Atomic decided to discontinue permanently power operation at the Yankee Atomic Plant in Rowe, Massachusetts, and to decommission that facility. On December 4, 1996, the Board of Directors of Connecticut Yankee voted in favor of permanently discontinuing power operation at the Connecticut Yankee plant in Haddam, Connecticut and of decommissioning that facility.

     In addition, Central Maine owns a 2.50% interest as a tenant in common in the Millstone No. 3 nuclear unit in Waterford, Connecticut. The unit is operated by Northeast Utilities.

     Central Maine holds no interest, directly or indirectly, in any exempt wholesale generator (EWG) or foreign utility company.

     2. At December 31, 1996, Central Maine operated 30 hydro-electric generating stations of which 29 are owned and one is leased, and owned and operated one steam generating plant and two internal combustion generating plants, all within its service area within the State of Maine. Central Maine also owns approximately 2,293 circuit-miles of overhead transmission lines, 19,254 pole-miles of overhead distribution lines, and 1,330 miles of underground and submarine cable, all within its service area within the State of Maine.

     MEPCo. owns a 345-KV transmission line between Wiscasset, Maine, and the Maine-New Brunswick international border at Orient, Maine.

     Maine Yankee owns a nuclear-powered generating plant at Wiscasset, Maine.

     Chester SVC Partnership owns a static var compensator facility at Chester, Maine.

     AVEC owns a 32-megawatt wood-fired generating plant at Fort Fairfield, Maine.

     3. Central Maine submits the following information with respect to it and its subsidiary public utility companies for the calendar year 1996:

A.   Central Maine Power Company
      (a)        11,422,957,401  Kwh of electric energy
                                 sold
      (b)             1,616,264  Kwh of electric energy                     .
                                 distributed outside of
                                 Maine (State where
                                 organized)
      (c)         2,197,974,082  Kwh of electric energy
                                 sold at wholesale
                                 outside of Maine or at
                                 the State line:
                                 Massachusetts Municipal
                                 Wholesale Electric Company         1,536,211
                                 New England Power
                                 Company                            2,900,000
                                 New England Power Pool           125,585,070
                                 Northeast Utilities            1,987,333,798
                                 Unitil                            15,168,919
                                 EUA                                  750,000
                                 New Brunswick Power                  390,000
                                 Fitchburg Gas &
                                 Electric Light Company               856,055
                                 CNG Power Services
                                 Corporation                       50,723,829
                                 ENRON Power Marketing,
                                 Inc.                              10,405,200
                                 Commonwealth Electric
                                 Company                            2,325,000
      (d)         1,825,661,334  Kwh of electric energy
                                 purchased at wholesale
                                 outside of Maine or at
                                 the State line:
                                 Connecticut Yankee
                                 Atomic Power Company             166,212,741
                                 Vermont Yankee Nuclear
                                 Power Corporation                136,412,214
                                 Great Bay Power
                                 Corporation                       47,123,400
                                 New England Power Pool           540,978,380
                                 Hydro-Quebec                         278,720
                                 Northeast Utilities              896,044,879
                                 New England Power
                                 Company                            1,550,000
                                 Green Mountain Power
                                 Corporation                       37,061,000

B.   Maine Electric Power Company, Inc.

      (a)         2,105,604,000  Kwh of electric energy sold.
      (b)          None          Kwh of electric energy
                                 distributed outside of Maine
                                 (State where organized).
      (c)           124,478,000  Kwh of electric energy sold
                                 at wholesale outside of
                                 Maine or at the State line.
      (d)         2,104,164,000  Kwh of electric energy
                                 purchased outside of Maine
                                 or at the State line.

C.   Maine Yankee Atomic Power Company

      (a)         5,054,037,680  Kwh of electric energy sold.
      (b)          None          Kwh of electric energy
                                 distributed outside of Maine
                                 (State where organized).
      (c)          None          Kwh of electric energy sold
                                 at wholesale outside of
                                 Maine or at the State line.
      (d)          None          Kwh of electric energy
                                 purchased outside of Maine
                                 or at the State line.

D.   NORVARCO

     NORVARCO does not purchase or sell electric energy.

E.   Aroostook Valley Electric Company

      (a)           240,334,601  Kwh of electric energy sold.
      (b)          None          Kwh of electric energy
                                 distributed outside of Maine
                                 (State where organized).
      (c)          None          Kwh of electric energy sold at
                                 wholesale outside of Maine or
                                 at the State line.
      (d)          None          Kwh of electric energy
                                 purchased outside of Maine or
                                 at the State line.

     4. Not applicable, as Central Maine holds no interest, directly or indirectly, in any EWG or foreign utility company.

                                  EXHIBIT A-1

     Exhibit A-1 includes corporate consolidating financial statements of Central Maine for 1996. The consolidated column is as it appears in Central Maine's Annual Report to Shareholders for that year.


                                  EXHIBIT A-2

     Exhibit A-2 includes (1) a table showing, for 1996, the ratio of subsidiary utility revenues to the utility revenues of the holding company (Central Maine) as a public-utility company; (2) unconsolidated financial statements which include the capitalization of Central Maine at December 31, 1996; (3) financial statements which include the capitalization of Maine Yankee at December 31, 1996; (4) financial statements which include the capitalization of MEPCo. at December 31, 1996; (5) financial statements which include the capitalization of NORVARCO at December 31, 1996; (6) financial statements which include the capitalization of AVEC at December 31, 1996; (7) a table showing, for 1996, the non-public utility subsidiaries Total Revenues and Total Assets.



                                   EXHIBIT B

     Financial Data Schedule.


                                   EXHIBIT C

     Not applicable.



     Central Maine has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1997.


                                                 CENTRAL MAINE POWER COMPANY


                         By                             /S/Michael W. Caron
                                    Comptroller

CORPORATE SEAL
Attest:

                                                               /S/Anne M. Pare
                                    Secretary

Name, title and address of officers to whom notices and correspondence concerning this statement should be addressed.

Michael W. Caron, Comptroller             Anne M. Pare
Central Maine Power Company               Secretary and Clerk
83 Edison Drive                           Central Maine Power Company
Augusta, ME 04336                         83 Edison Drive
                                          Augusta, ME 04336



                                                 Central Maine Power Company

                                                      1996 Form U-3A-2
                                                         Exhibit A-1
                                                         Page 1 of 3
                          Central Maine Power Company
                             STATEMENT OF EARNINGS
                      For the Year Ended December 31, 1996
                (Dollars in Thousands Except Per Share Amounts)

                                                                 Maine
                                                   Central     Electric
                                                    Maine        Power
                                                    Power       Company         Inter Company     Minority
                                                   Company        Inc.        DEBIT       CREDIT  Interest  Total

ELECTRIC OPERATING REVENUES                       $ 955,117    $  55,391    $ 43,462    $          $      $ 967,046
OPERATING EXPENSES
   Fuel Used for Company Generation                  16,827                                                  16,827
   Purchased Power
     Energy                                         397,068       52,571                    41,713          407,926
     Capacity                                       108,711            9                                    108,720
   Other Operation                                  183,905          754                     1,749          182,910
   Maintenance                                       36,951          498                                     37,449
   Depreciation and Amortization                     52,849          845                                     53,694
   Taxes
     Federal and State Income                        29,925          200                                     30,125
     Taxes Other Than Income                         27,378          483                                     27,861
       Total Operating Expenses                     853,614       55,360                    43,462          865,512
EQUITY IN EARNINGS OF ASSOCIATED
 COMPANIES                                            6,310                      172                          6,138
OPERATING INCOME                                    107,813           31      43,634       (43,462)         107,672
OTHER INCOME (EXPENSE)
   Allowance for Equity Funds Used During
    Construction                                        850            1                                        851
   Other, Net                                         5,054          249                                      5,303
   Minority Interest in Consolidated Net Income                                                         48      (48)
   Income Taxes Applicable to Other Income
    (Expense)                                        (1,897)                                                 (1,897)
       Total Other Income (Expense)                   4,007          250                                48    4,209
INCOME BEFORE INTEREST CHARGES                      111,820          281      43,634       (43,462)     48  111,881
INTEREST CHARGES
   Long-Term Debt                                    47,928           38                                     47,966
   Other Interest                                     4,318           23                                      4,341
   Allowance for Borrowed Funds Used During            (655)                                                   (655)
    Construction
       Total Interest Charges                        51,591           61                                     51,652
NET INCOME                                           60,229          220      43,634       (43,462)     48   60,229
   Dividends on Preferred Stock                       9,452                                                   9,452
EARNINGS APPLICABLE TO COMMON STOCK               $  50,777    $     220    $ 43,634    $  (43,462)   $ 48 $ 50,777
WEIGHTED AVERAGE NUMBER OF SHARES
 OF COMMON STOCK OUTSTANDING                     32,442,752        8,785                                 32,442,752
EARNINGS PER SHARE OF COMMON STOCK                    $1.57       $25.06                                      $1.57
DIVIDENDS DECLARED PER SHARE OF
 COMMON STOCK                                         $0.90       $11.52                                      $0.90



                                                 Central Maine Power Company
                                                      1996 Form U-3A-2
                                                         Exhibit A-1
                                                         Page 2 of 3

                          Central Maine Power Company
                                 BALANCE SHEET
                              at December 31, 1996
                             (Dollars in Thousands)

                                                                         Maine
                                                           Central      Electric
                                                            Maine        Power
                   ASSETS                                   Power       Company     Inter Company      Minority
                                                           Company       Inc.      DEBIT     CREDIT    Interest       Total

ELECTRIC PROPERTY, at Original Cost                       $1,621,288    $23,146        $           $         $      $1,644,434
Less:  Accumulated Depreciation                              575,870     22,545                                        598,415
   Electric Property in Service                            1,045,418        601                                      1,046,019
Construction Work in Progress                                 19,797        210                                         20,007
Net Nuclear Fuel                                               1,157                                                     1,157
     Net Electric Property                                 1,066,372        811                                      1,067,183
INVESTMENTS IN ASSOCIATED COMPANIES,
 at Equity                                                    68,589        -         -          780         -          67,809
       Net Electric Property and Investments in
        Associated Companies                               1,134,961        811                  780                 1,134,992
CURRENT ASSETS
   Cash and Cash Equivalents                                   7,025      1,282                                          8,307
   Accounts Receivable
     Service - Billed                                         83,333      1,063                                         84,396
             - Unbilled                                       45,721                                                    45,721
     Other Accounts Receivable                                16,402      6,281                5,166                    17,517
   Prepaid Income Taxes                                          430       (166)                                           264
   Inventories, at Average Cost
     Fuel Oil                                                  9,256                                                     9,256
     Materials and Supplies                                   12,172                                                    12,172
   Funds on Deposit With Trustee                              59,512                                                    59,512
   Prepayments and Other Current Assets                        9,351        149                                          9,500
     Total Current Assets                                    243,202      8,609                5,166                   246,645
DEFERRED CHARGES AND OTHER ASSETS
   Recoverable Costs of Seabrook 1 and Abandoned
   Projects, Net                                              89,551                                                    89,551
   Decommissioning Liability                                  62,232                                                    62,232
   Regulatory Assets-Deferred Taxes                          239,291                                                   239,291
   Deferred Charges and Other Assets                         238,004      1,141                  942                   238,203
       Total Deferred Charges and Other Assets               629,078      1,141                  942                   629,277
         TOTAL ASSETS                                     $2,007,241   $ 10,561       $       $6,888        $       $2,010,914

                                                 Central Maine Power Company
                                                      1996 Form U-3A-2
                                                         Exhibit A-1
                                                         Page 3 of 3

                          Central Maine Power Company
                                 BALANCE SHEET
                              at December 31, 1996
                             (Dollars in Thousands)

                                                                    Maine
                                                     Central       Electric
                                                      Maine         Power
STOCKHOLDERS' INVESTMENT                              Power        Company        Inter Company      Minority
AND LIABILITIES                                      Company        Inc.        DEBIT      CREDIT    Interest         Total

CAPITALIZATION
   Common Stock Investment                         $    511,578   $    998     $44,321     $43,541      $(218)   $    511,578
   Preferred Stock                                       65,571                                                        65,571
   Redeemable Preferred Stock                            53,528                                                        53,528
   Long-Term Obligations                                587,367        620                                            587,987
       Total Capitalization                           1,218,044      1,618      44,321      43,541       (218)      1,218,664
CURRENT LIABILITIES AND INTERIM
 FINANCING
   Interim Financing                                     32,500                                                        32,500
   Sinking Fund Requirements                              9,175        200                                              9,375
   Accounts Payable                                      97,767        577       5,147                                 93,197
   Dividends Payable                                      9,507         24          19                                  9,512
   Interest                                              11,601          9                                             11,610
   Miscellaneous Current Liabilities                     14,129      6,995                                218          21,342
       Total Current Liabilities and Interim            174,679      7,805       5,166                    218         177,536
        Financing
COMMITMENTS AND CONTINGENCIES
RESERVES AND DEFERRED CREDITS
   Accumulated Deferred Income Taxes                    358,936                    942                                357,994
   Unamortized Investment Tax Credits                    31,959         29                                             31,988
   Decommissioning Liability                             62,232                                                        62,232
   Regulatory Liabilities-Deferred Taxes                 52,374        242                                             52,616
   Other Reserves and Deferred Credits                  109,017        867                                            109,884
       Total Reserves and Deferred Credits              614,518      1,138         942                                614,714
         TOTAL STOCKHOLDERS'
          INVESTMENT AND LIABILITIES                 $2,007,241    $10,561     $50,429     $43,541       $         $2,010,914




                                  EXHIBIT A-2




         Attached hereto, as Exhibit A-2, are the following:

         A-2(1). A table showing, for 1996, the ratio of subsidiary utility revenues to the utility revenues of the holding company (Central Maine) as a public-utility company;

         A-2(2). Central Maine: unconsolidated financial statements which include the capitalization at December 31, 1996;

         A-2(3). Maine Yankee: financial statements which include the capitalization at December 31, 1996;

         A-2(4). MEPCo.: financial statements which include the capitalization at December 31, 1996;

         A-2(5). NORVARCO: financial statements which include the capitalization at December 31, 1996

         A-2(6). AVEC: financial statements which include the capitalization at December 31, 1996

         A-2(7). A table showing, for 1996, the non-public utility subsidiaries Total Revenues and Total Assets.


                                 EXHIBIT A-2(1)



         The following shows actual corporate revenues of Maine Yankee, MEPCo., NORVARCO and AVEC in 1996, each adjusted to eliminate sales to Central Maine Power Company. Central Maine Power Company also had sales to these subsidiaries during the year which have been eliminated in the adjusted column. In 1996, actual and adjusted electric revenues for these companies were:

                             (Dollars in Thousands)
                          Actual             Adjusted

Maine Yankee            $   185,661        $   116,120

MEPCo.                       55,391             12,235

NORVARCO                          3                  3

AVEC                          8,528

   Sub Total                249,583            128,358

Central Maine               955,117            950,506

                         $1,204,700         $1,078,864

         Subsidiary revenues from sales, other than to Central Maine, were about $128 million, or 14% of Central Maine's adjusted revenues. This ratio is acceptable and supports Central Maine's claim, in good faith, to its continuing exemption pursuant to Rule 2.




                                                 Central Maine Power Company

                                                      1996 Form U-3A-2
                                                       Exhibit A-2(2)
                                                         Page 1 of 4
                          Central Maine Power Company
                      UNCONSOLIDATED STATEMENT OF EARNINGS
                      For the Year Ended December 31, 1996
                (Dollars in Thousands Except Per Share Amounts)


ELECTRIC OPERATING REVENUES                                      $955,117
OPERATING EXPENSES
   Fuel Used for Company Generation                                16,827
   Purchased Power
     Energy                                                       397,068
     Capacity                                                     108,711
   Other Operation                                                183,905
   Maintenance                                                     36,951
   Depreciation and Amortization                                   52,849
   Taxes
     Federal and State Income                                      29,925
     Taxes Other Than Income                                       27,378
       Total Operating Expenses                                   853,614
EQUITY IN EARNINGS OF ASSOCIATED COMPANIES                          6,310
OPERATING INCOME                                                  107,813
OPERATING INCOME (EXPENSE)
   Allowance for Equity Funds Used During Construction                850
   Other, Net                                                       5,054
   Income Taxes Applicable to Other Income (Expense)               (1,897)
       Total Other Income (Expense)                                 4,007
INCOME BEFORE INTEREST CHARGES                                    111,820
INTEREST CHARGES
   Long-Term Debt                                                  47,928
   Other Interest                                                   4,318
   Allowance for Borrowed Funds Used During Construction             (655)
       Total Interest Charges                                      51,591
NET INCOME                                                         60,229
   Dividends on Preferred Stock                                     9,452
EARNINGS APPLICABLE TO COMMON STOCK                             $  50,777
WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING
                                                               32,442,752
EARNINGS PER SHARE OF COMMON STOCK                                  $1.57
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK                         $.90




                                                 Central Maine Power Company

                                                      1996 Form U-3A-2
                                                       Exhibit A-2(2)
                                                         Page 2 of 4
                          Central Maine Power Company
                          UNCONSOLIDATED BALANCE SHEET
                              At December 31, 1996
                             (Dollars in Thousands)


                ASSETS
ELECTRIC PROPERTY, at Original Cost                            $1,621,288
Less:  Accumulated Depreciation                                   575,870
   Electric Property in Service                                 1,045,418
Construction Work in Progress                                      19,797
Net Nuclear Fuel                                                    1,157
   Net Electric Property                                        1,066,372
INVESTMENTS IN ASSOCIATED COMPANIES, at Equity                     68,589
   Net Electric Property and Investments in
    Associated Companies                                        1,134,961
CURRENT ASSETS
   Cash and Cash Equivalents                                        7,025
   Accounts Receivable
     Service - Billed                                              83,333
               - Unbilled                                          45,721
     Other Accounts Receivable                                     16,402
   Prepaid Income Taxes                                               430
   Inventories, at Average Cost
     Fuel Oil                                                       9,256
     Materials and Supplies                                        12,172
   Funds on Deposit with Trustee                                   59,512
   Prepayments and Other Current Assets                             9,351
       Total Current Assets                                       243,202
DEFERRED CHARGES AND OTHER ASSETS
   Recoverable Costs of Seabrook 1 and Abandoned Projects, Net     89,551
   Decommissioning Liability                                       62,232
   Regulatory Assets-Deferred Taxes                               239,291
   Deferred Charges and Other Assets                              238,004
       Total Deferred Charges and Other Assets                    629,078
         TOTAL ASSETS                                          $2,007,241


                                                 Central Maine Power Company
                                                      1996 Form U-3A-2
                                                       Exhibit A-2(2)
                                                         Page 3 of 4
                          Central Maine Power Company
                          UNCONSOLIDATED BALANCE SHEET
                              At December 31, 1996
                             (Dollars in Thousands)


      STOCKHOLDERS' INVESTMENT AND LIABILITIES
CAPITALIZATION (See Separate Statement)
   Common Stock Investment                              $  511,578
   Preferred Stock                                          65,571
   Redeemable Preferred Stock                               53,528
   Long-Term Obligations                                   587,367
     Total Capitalization                                1,218,044
CURRENT LIABILITIES AND INTERIM FINANCING
   Interim Financing                                        32,500
   Sinking Fund Requirements                                 9,175
   Accounts Payable                                         97,767
   Dividends Payable                                         9,507
   Accrued Interest                                         11,601
   Miscellaneous Current Liabilities                        14,129
     Total Current Liabilities and Interim Financing       174,679
COMMITMENTS AND CONTINGENCIES
RESERVES AND DEFERRED CREDITS
   Accumulated Deferred Income Taxes                       358,936
   Unamortized Investment Tax Credits                       31,959
   Decommissioning Liability                                62,232
   Regulatory Liabilities-Deferred Taxes                    52,374
   Other Reserves and Deferred Credits                     109,017
     Total Reserves and Deferred Credits                   614,518
       TOTAL STOCKHOLDERS' INVESTMENT AND LIABILITIES   $2,007,241





                                                 Central Maine Power Company
                                                      1996 Form U-3A-2
                                                       Exhibit A-2(2)
                                                         Page 4 of 4
                          Central Maine Power Company
        UNCONSOLIDATED STATEMENT OF CAPITALIZATION AND INTERIM FINANCING
                              At December 31, 1996
                             (Dollars in Thousands)


                                                       Amount     Percent
CAPITALIZATION
Common Stock Investment:
   Common Stock, Par Value $5 Per Share-
     Authorized - 80,000,000 Shares
     Outstanding - 32,442,752 Shares                $  162,214
   Other Paid-In Capital                               276,818
   Retained Earnings                                    72,546
       Total Common Stock Investment                   511,578      40.9%
Preferred Stock:
   Preferred Stock - Not Subject to
    Mandatory Redemption                                65,571       5.2
   Redeemable Preferred Stock - Subject
    to Mandatory Redemption                             53,528       4.3
Long-Term Obligations:
   Mortgage Bonds                                      421,000
   Less: Unamortized Debt Discount                       1,620
     Total Mortgage Bonds                              419,380
   Medium-Term Notes                                    68,000
   Other Long-Term Obligations:
   Lease Obligations                                    36,283
   Pollution Control Facility and Other Notes           90,879
     Total Other Long-Term Obligations                 127,162
   Less: Current Sinking Fund Requirements
    and Current Maturities                              27,175
       Total Long-Term Obligations                     587,367      47.0
       Total Capitalization                          1,218,044      97.4
INTERIM FINANCING
   Current Maturities of Long-Term Obligations          25,000
   Short Term Revolving Credit                           7,500
       Total Interim Financing                          32,500       2.6
       Total Capitalization and Interim Financing   $1,250,544     100.0%


                                                 Central Maine Power Company
                                                      1996 Form U-3A-2
                                                       Exhibit A-2(3)
                                                         Page 1 of 4
                       Maine Yankee Atomic Power Company
                              STATEMENT OF INCOME
                      For the Year Ended December 31, 1996
                (Dollars in Thousands Except Per Share Amounts)


ELECTRIC OPERATING REVENUES                              $ 185,661
OPERATING EXPENSES
   Fuel
     Amortization                                           13,952
     Disposal Cost                                           6,618
   Operation                                                81,661
   Maintenance                                              21,953
   Depreciation                                             18,052
   Decommissioning                                          14,900
   Taxes
     Federal and State Income                                 (439)
     Local Property                                         11,814
       Total Operating Expenses                            168,511
OPERATING INCOME                                            17,150
OTHER INCOME (EXPENSE)
   Allowance for Equity Funds Used During Construction         138
   Other, Net                                                5,271
INCOME BEFORE INTEREST CHARGES                              22,559
INTEREST CHARGES
   Long-Term Debt                                            7,349
   Fuel Disposal Liability                                   6,055
   Fuel Financing Notes                                      1,120
   Other Interest Charges                                      199
   Allowance for Borrowed Funds Used
     During Construction                                      (161)
     For Nuclear Fuel                                         (109)
       Total Interest Charges                               14,453
NET INCOME                                                   8,106
   Dividends on Preferred Stock                              1,469
EARNINGS APPLICABLE TO COMMON STOCK                      $   6,637
SHARES OF COMMON STOCK OUTSTANDING                         500,000
EARNINGS PER SHARE OF COMMON STOCK                       $   13.27
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK             $    3.00



                                                 Central Maine Power Company
                                                      1996 Form U-3A-2
                                                       Exhibit A-2(3)
                                                         Page 2 of 4
                       Maine Yankee Atomic Power Company
                                 BALANCE SHEET
                              At December 31, 1996
                             (Dollars in Thousands)
                                     ASSETS


ELECTRIC PROPERTY, at Original Cost                  $409,865
   Less: Accumulated Depreciation and Amortization    225,735
                                                      184,130
   Construction Work in Progress                        5,687
     Net Electric Property                            189,817
NUCLEAR FUEL, at Original Cost
   Nuclear Fuel in Reactor                             78,037
   Nuclear Fuel - Spent                               391,803
   Nuclear Fuel - Stock                                 8,657
                                                      478,497
   Less: Accumulated Amortization                     453,756
                                                       24,741
   Nuclear Fuel in Process                              7,802
     Net Nuclear Fuel                                  32,543
     Net Electric Property and Nuclear Fuel           222,360
CURRENT ASSETS
   Cash and Cash Equivalents                            4,418
   Accounts Receivable                                 23,597
   Materials and Supplies, at Average Cost             10,665
   Prepayments                                          6,299
     Total Current Assets                              44,979
DEFERRED CHARGES AND OTHER ASSETS
   Trust Funds
     Fuel Disposal                                    112,523
     Plant Decommissioning                            163,536
   Regulatory Assets
     Accumulated Deferred Income Tax Assets            33,103
     DOE Decontamination and
       Decommissioning Fee                             18,270
       Other                                            7,072
   Other Deferred Charges and Other Assets                218
     Total Deferred Charges and Other Assets          334,722
                                                     $602,061



                                                 Central Maine Power Company
                                                      1996 Form U-3A-2
                                                       Exhibit A-2(3)
                                                         Page 3 of 4
                       Maine Yankee Atomic Power Company
                                 BALANCE SHEET
                              At December 31, 1996
                             (Dollars in Thousands)
                    STOCKHOLDERS' INVESTMENT AND LIABILITIES


CAPITALIZATION (See Separate Statement)
   Common Stock Investment                         $ 71,337
   Redeemable Preferred Stock                        18,000
   Long-Term Debt                                    83,332
       Total Capitalization                         172,669
LONG-TERM FUEL DISPOSAL LIABILITY                   120,240
NUCLEAR FUEL FINANCING NOTES                         20,000
CURRENT LIABILITIES
   Current Sinking Fund Requirements                  7,267
   Accounts Payable                                  19,061
   Fuel Disposal Cost Payable                         1,103
   Dividends Payable                                  1,867
   Accrued Interest and Taxes                         2,550
   Other Current Liabilities                          2,417
       Total Current Liabilities                     34,265
COMMITMENTS AND CONTINGENCIES
RESERVES AND DEFERRED CREDITS
   Plant Decommissioning Reserve                    164,807
   Deferred Credits
     Accumulated Deferred Income Tax Liabilities     56,704
     DOE Decontamination and Decommissioning Fee     15,295
     Regulatory Liability - Income Taxes              9,487
     Unamortized Investment Tax Credits               6,374
     Unamortized Gains on Reacquired Debt             2,220
       Total Reserves and Deferred Credits          254,887
                                                   $602,061



                                                 Central Maine Power Company
                                                      1996 Form U-3A-2
                                                       Exhibit A-2(3)
                                                         Page 4 of 4
                       Maine Yankee Atomic Power Company
                          STATEMENT OF CAPITALIZATION
                              At December 31, 1996
                             (Dollars in Thousands)


COMMON STOCK INVESTMENT
   Common Stock, $100 Par Value, 500,000
    Shares Authorized and Outstanding            $  50,000
   Other Paid-in Capital                            16,572
   Capital Stock Expense                              (361)
   Gain on Redemption of Preferred Stock             1,125
   Premiums on Preferred Stock                          53
   Retained Earnings                                 3,948
                                                    71,337

REDEEMABLE PREFERRED STOCK
   7.48% Series, $100 Par Value-Authorized
    60,000 Shares; Outstanding 42,000 Shares         3,600
   8% Series, $100 Par Value-Authorized
    200,000 Shares; Outstanding 150,000 Shares      15,000
                                                    18,600
   Less:  Current Sinking Fund Requirements            600
                                                    18,000

LONG-TERM DEBT
   First and General Mortgage Bonds
     Series D - 8.79% due May 1, 2002               30,000
     Series E - 8.13% due May 1, 2008               40,000
     Series F - 6.89% due May 1, 2008               19,999
                                                    89,999
   Less:  Current Sinking Fund Requirements          6,667

                                                    83,332

   Total Capitalization                          $ 172,669



                                                 Central Maine Power Company
                                                      1996 Form U-3A-2
                                                       Exhibit A-2(4)
                                                         Page 1 of 2
                       Maine Electric Power Company, Inc.
                              STATEMENT OF INCOME
                      For the Year Ended December 31, 1996
                (Dollars in Thousands Except Per Share Amounts)

ELECTRIC OPERATING REVENUES
   Sales for Resale                          $ 52,580
   Transmission Revenues                        2,852
   Support Charges and Other                      (41)
         Total Electric Operating Revenues     55,391

OPERATING EXPENSES
   Purchased Power                             52,580
   Operation                                      754
   Maintenance                                    498
   Depreciation                                   845
   Taxes
     Federal and State Income                     200
     Local Property and Other                     483
         Total Operating Expenses              55,360

OPERATING INCOME                                   31

OTHER INCOME, NET                                 250

INCOME BEFORE INTEREST CHARGES                    281

INTEREST CHARGES
   Long-Term Debt                                  38
   Other Interest Charges                          23
         Total Interest Charges                    61

NET INCOME                                   $    220

WEIGHTED AVERAGE NUMBER OF SHARES
 OF COMMON STOCK OUTSTANDING                    8,785

EARNINGS PER SHARE OF COMMON STOCK           $  25.06

DIVIDENDS DECLARED PER SHARE OF
 COMMON STOCK                                $  11.52




                                                 Central Maine Power Company
                                                      1996 Form U-3A-2
                                                       Exhibit A-2(4)
                                                         Page 2 of 2
                       Maine Electric Power Company, Inc.
                                 BALANCE SHEET
                              At December 31, 1996
                             (Dollars in Thousands)
                                     ASSETS

ELECTRIC PROPERTY, at Original Cost                     $23,146
     Less:  Accumulated Depreciation                     22,545
                                                            601
     Construction Work in Progress                          210
       Electric Property, Net                               811
CURRENT ASSETS
   Cash and Cash Equivalents                              1,282
   Accounts Receivable     - Associated Companies         6,145
                           - Other                        1,199
   Refund Due from Participants
   Other Current Assets                                     149
       Total Current Assets                               8,775
DEFERRED CHARGES AND OTHER ASSETS
Accumulated Deferred Income Taxes                           942
Other Deferred Debits                                       199
       Total Deferred Charges and Other Assets            1,141
                                                        $10,727
              COMMON STOCK INVESTMENT AND LIABILITIES
CAPITALIZATION
   Common Stock Investment
     Common Stock, $100 Par Value,
       Authorized 20,000 Shares, Outstanding
       8,785 Shares                                     $   878
       Retained Earnings                                    119
         Total Common Stock Investment                      997
Long-Term Debt, net of current portion                      620
         Total Capitalization                             1,617
CURRENT LIABILITIES
   Sinking Fund Requirements                                200
   Accounts Payable - Associated Companies                  447
                    - Other                                 130
   Dividends Payable                                         24
   Accrued Purchased Power                                6,989
   Accrued Interest, Taxes and Other                        181
         Total Current Liabilities                        7,971
DEFERRED CREDITS
   Unamortized Investment Tax Credits                        29
   Regulatory Obligation - Deferred Taxes                   243
   Other Deferred Credits                                   867
         Total Deferred Credits                           1,139
                                                        $10,727


                                                 Central Maine Power Company
                                                      1996 Form U-3A-2
                                                       Exhibit A-2(5)
                                                         Page 1 of 2
                                    NORVARCO
                   STATEMENT OF INCOME AND RETAINED EARNINGS
                      For the Year Ended December 31, 1996
                             (Dollars in Thousands)


Support Charges Chester SVC               $   3

Administrative Expenses                       3

Income Tax Expense                           14

   Total Operating Expenses                  17

Net Operating Loss                          (14)

Interest Income                              41

   Total Income                              27

Retained Earnings-Beginning of the Year     184

Retained Earnings-End of the Year         $ 211


                                                 Central Maine Power Company
                                                      1996 Form U-3A-2
                                                       Exhibit A-2(5)
                                                         Page 2 of 2

                                    NORVARCO
                                 BALANCE SHEET
                              at December 31, 1996
                             (Dollars in Thousands)

                                     ASSETS

CURRENT ASSETS
   Cash and Cash Equivalents                                      $  810
Receivables                                                            1
Prepaid Income Taxes                                                   9
       Total Current Assets                                          820
Accumulated Deferred Income Taxes                                  1,477
                                                                  $2,297
               STOCKHOLDERS' INVESTMENT AND LIABILITIES
CAPITALIZATION
   Common Stock, $100 Par Value Outstanding, 5,000 Shares         $  500
   Retained Earnings                                                 211
       Total Common Stock Equity                                     711
Accumulated Deferred Income Taxes                                  1,586
                                                                  $2,297


                                                 Central Maine Power Company
                                                      1996 Form U-3A-2
                                                       Exhibit A-2(6)
                                                         Page 1 of 2

                       Aroostook Valley Electric Company
                   STATEMENT OF INCOME AND RETAINED EARNINGS
                      For the Year Ended December 31, 1996
                             (Dollars in Thousands)


ELECTRIC OPERATING REVENUES             $ 8,528
OPERATING EXPENSES
   Fuel Costs                             5,163
   Operation                              1,408
   Maintenance                              745
   Depreciation                             247
   Taxes
     Federal and State Income               192
     Local Property and Other               621
TOTAL OPERATING EXPENSES                  8,376
OPERATING INCOME                            152
OTHER INCOME AND DEDUCTIONS                  52
NET INCOME                                  204
Retained Earnings-Beginning of Period       302
   RETAINED EARNINGS-END OF PERIOD      $   506
WEIGHTED AVERAGE NUMBER OF SHARES OF
COMMON STOCK OUTSTANDING                 10,000
EARNINGS PER SHARE OF COMMON STOCK      $ 20.42


                                                 Central Maine Power Company
                                                      1996 Form U-3A-2
                                                       Exhibit A-2(6)
                                                         Page 2 of 2
                       Aroostook Valley Electric Company
                                 BALANCE SHEET
                              at December 31, 1996
                             (Dollars in Thousands)
                                     ASSETS
Property, Plant and Equipment                                     $12,321
Less:  Accumulated Depreciation                                    10,820
     Net Property, Plant and Equipment                              1,501
Current Assets
   Cash and Cash Equivalents                                        1,648
   Accounts Receivable                                                962
   Fuel Stock                                                         295
   Fuel Stock Expense                                                  19
   Prepaid Expenses                                                    50
     Total Current Assets                                           2,974
Deferred Assets
   Regulatory Tax Asset                                               164
   Other Deferred Assets                                               19
     Total Deferred Assets                                            183
TOTAL ASSETS                                                      $ 4,658

                STOCKHOLDER'S INVESTMENT AND LIABILITIES
Capitalization
   Common Stock, $1 Par Value Outstanding, 10,000 Shares          $    10
   Additional Paid-in Capital                                       1,990
   Retained Earnings                                                  506
     Total Common Stock Investment                                  2,506

Current Liabilities
   Accounts Payable
     Trade                                                             98
     Associated Companies                                           1,247
     Fuel and Other                                                   123
   Other Current Liabilities                                          593
     Total Current Liabilities                                      2,061

COMMITMENTS AND CONTINGENCIES
Accumulated Deferred Income Taxes                                      91
     Total Deferred Liabilities                                        91
TOTAL STOCKHOLDERS' INVESTMENT AND LIABILITIES                    $ 4,658


                                                 Central Maine Power Company
                                                      1996 Form U-3A-2
                                                       Exhibit A-2(7)

                        Non-Public Utility Subsidiaries
                                      1996


                         Total     Total
                        Revenues   Assets

Central Securities      $   129   $ 1,764
Cumberland Securities        44     2,333
Kennebec Water Power        494        96
Union Water-Power         4,699    10,151
Kennebec Hydro            3,388     8,261
Gulf Island                 441       893
CMP International         3,952     1,116
MaineCom                    127    10,848
TeleSmart                   525     1,246

    Total               $13,799   $36,708